Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

SPONSOR SUPPORT AND LOCK-UP AGREEMENT AND DEED, dated as of July 23, 2021 (this “Agreement”), among PropertyGuru Pte. Ltd. (Company Registration Number: 200615063H), a Singapore private company limited by shares (the “Company”), Bridgetown 2 Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Acquiror”), PropertyGuru Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”) and Bridgetown 2 LLC, a limited liability company incorporated under the laws of the Cayman Islands (“Sponsor”).

WHEREAS, the Company, Acquiror, PubCo, and B2 PubCo Amalgamation Sub Pte. Ltd. (Company Registration Number: 202125330M), a Singapore private company limited by shares and a direct wholly-owned Subsidiary of PubCo (“Amalgamation Sub”) are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) providing for (a) the merger of Acquiror with and into PubCo, with PubCo being the surviving entity (the “Merger”) and (b) the amalgamation of Amalgamation Sub with the Company (the “Amalgamation”), with the Company being the surviving entity and becoming a wholly-owned Subsidiary of PubCo;

WHEREAS, pursuant to and as consideration for the Merger, the holders of Acquiror Ordinary Shares and Acquiror Warrants will receive PubCo Shares or PubCo Merger Warrants (as applicable);

WHEREAS, Sponsor is, as of the date of this Agreement, the sole legal owner of such number of Acquiror Shares and Acquiror Warrants set forth opposite Sponsor’s name on Schedule A hereto (such Acquiror Shares, together with any Acquiror Shares (a) issued or otherwise distributed to Sponsor pursuant to any stock dividend or distribution, (b) resulting from any change in any of the Acquiror Shares by reason of any share split, recapitalization, combination, exchange of shares or the like, (c) the legal ownership of which is acquired by Sponsor, including by exchange or conversion of any other security, or (d) as to which Sponsor acquires the right to vote or share in the voting, in each case after the date of this Agreement and during the term of this Agreement being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, Acquiror, PubCo and the Company have requested that Sponsor enter into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	DEFINITIONS; INTERPRETATION

Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement, and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.2 of the Business Combination Agreement.

2.	REPRESENTATIONS AND WARRANTIES OF SPONSOR

Sponsor hereby represents and warrants to Acquiror, PubCo and the Company as of the date of this Agreement as follows:

2.1 Organization. Sponsor has been duly incorporated and is validly existing as a limited liability company in good standing under the Laws of the Cayman Islands, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Sponsor is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Sponsor to consummate the transactions contemplated hereby.

2.2 Due Authorization. Sponsor has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of Sponsor. No other company proceeding on the part of Sponsor is necessary to authorize this Agreement and the documents contemplated hereby. This Agreement has been duly and validly executed and delivered by Sponsor, and this Agreement constitutes a legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

2.3 No Conflict. The execution and delivery of this Agreement by Sponsor and the other documents contemplated hereby by Sponsor and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Sponsor;

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any applicable Law or Governmental Order applicable to Sponsor;

(c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, require any consent, cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any Contract to which Sponsor is a party or by which Sponsor may be bound, or terminate or result in the termination of any such Contract; or

(d) result in the creation of any Lien upon any of the properties or assets of Sponsor;

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Sponsor to consummate the transactions contemplated hereby.

2.4 Acquiror Securities. Sponsor is the sole legal and beneficial owner of the Acquiror Shares and Acquiror Warrants set forth opposite Sponsor’s name on Schedule A hereto, and all such Acquiror Shares and Acquiror Warrants are owned by Sponsor free and clear of all Liens, other than any forward purchase agreement or similar arrangements in existence as of the date of this Agreement and the material terms of which have been disclosed to the Company or its counsel or Liens pursuant to Acquiror’s Governing Documents, this Agreement or any other Transaction Document or applicable securities laws. Sponsor does not own legally or beneficially any shares or warrants of Acquiror other than the Acquiror Shares and Acquiror Warrants set forth opposite Sponsor’s name on Schedule A hereto. Sponsor has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement or the Governing Documents of Acquiror.

2.5 Business Combination Agreement. Sponsor understands and acknowledges that Acquiror, PubCo, Amalgamation Sub and the Company are entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor has received a copy of the Business Combination Agreement, is familiar with the provisions of the Business Combination Agreement and has consented to (and hereby consents to) Acquiror’s entry into the Business Combination Agreement.

2.6 Adequate Information. Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of Acquiror, PubCo and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon Acquiror, PubCo or the Company and based on such information as Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. Sponsor acknowledges that Acquiror, PubCo and the Company have not made and do not make any representation or warranty to Sponsor, whether express or implied, of any kind or character except as expressly set forth in this Agreement or the other Transaction Documents. Sponsor acknowledges that the agreements contained herein with respect to the Subject Shares held by Sponsor are irrevocable.

2.7 Restricted Securities. Sponsor understands that the PubCo Shares that it may receive in connection with the Transactions, including upon exercise, settlement, conversion or exchange of any other securities received in connection with the Transactions, may be “restricted securities” under applicable U.S. federal and state securities laws and, if Sponsor is an affiliate of PubCo, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these laws, Sponsor would be required to hold such PubCo Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

2.8 Litigation and Proceedings.

(a) There are no pending or, to the knowledge of the Sponsor, threatened, Legal Proceedings against the Sponsor or its properties or assets; and

(b) there is no outstanding Governmental Order imposed upon the Sponsor; nor are any properties or assets of the Sponsor or its businesses bound or subject to any Governmental Order;

except, in each case, as would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Sponsor to consummate the transactions contemplated hereby.

3.	REPRESENTATIONS AND WARRANTIES OF THE OTHER PARTIES

Each of Acquiror, the Company and PubCo, severally and not jointly, hereby represents and warrants to each other party to this Agreement as follows:

3.1 Organization. It has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. It is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (or equivalent status, to the extent that such concept exists) except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect its ability to consummate the transactions contemplated hereby.

3.2 Due Authorization. It has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder (other than, in respect of Acquiror, the Acquiror Shareholder Approval). The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by its Board of Directors. No other company proceeding on its part is necessary to authorize this Agreement and the documents contemplated hereby (other than, in respect of Acquiror, the Acquiror Shareholder Approval). This Agreement has been duly and validly executed and delivered by it, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.3 No Conflict. The execution and delivery of this Agreement by it and the other documents contemplated hereby by it and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under its Governing Documents, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to it, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which it is a party or by which it may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of its properties or assets, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect its ability to consummate the transactions contemplated hereby.

4.	SUPPORT FOR BUSINESS COMBINATION

Sponsor hereby covenants and irrevocably undertakes to PubCo, the Company and Acquiror during the term of this Agreement as follows:

4.1 Agreement to Vote in Favor of Transactions. At any meeting of the shareholders of Acquiror called to seek the Acquiror Shareholder Approval, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Acquiror or in any other circumstances upon which a vote, consent, waiver or other approval with respect to the Business Combination Agreement, any other Transaction Document, the Merger or any other Transaction is sought or required, Sponsor shall:

(a) if a meeting is held, appear at such meeting (in person or, where proxies are permitted, by proxy) or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum;

(b) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares in favor of granting the Acquiror Shareholder Approval, or, if there are insufficient votes in favor of granting the Acquiror Shareholder Approval, in favor of the adjournment or postponement of such meeting of the shareholders of Acquiror to a later date; and

(c) in other circumstances in which a vote, consent or approval is required or sought under the Governing Documents or any Contract of Acquiror or otherwise, in respect of any Transaction, so vote, consent or approve including with respect to the Subject Shares.

4.2 Agreement to Vote Against Other Matters. At any meeting of shareholders of Acquiror or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Acquiror or in any other circumstances upon which Sponsor’s vote, consent or other approval is sought, Sponsor shall vote (or cause to be voted) the Subject Shares (including by withholding class vote and/or written consent, if applicable) against:

(a) any business combination agreement, merger agreement or amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror or any public offering of Equity Securities of Acquiror (in each case, other than in connection with the Business Combination Agreement, the Merger and the other Transactions);

(b) any Acquiror Acquisition Proposal (other than in connection with the Business Combination Agreement, the Merger and the other Transactions); and

(c) any amendment of Acquiror’s Governing Documents or Contracts, or other proposal or transaction involving Acquiror, which amendment or other proposal or transaction would be reasonably likely to, in any such case materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company or PubCo of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Merger or the Amalgamation or change in any manner the voting rights of any class of Acquiror’s share capital.

4.3 Revoke Other Proxies. Sponsor represents and warrants that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked.

4.4 Irrevocable Proxy. Sponsor hereby irrevocably and unconditionally grants to, and appoints, in the event that Sponsor shall for whatever reason fail to perform any of its obligations under Section 4.1, the Company and any individual designated in writing by the Company, and each of them individually, as Sponsor’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of Sponsor, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with this Section 4.1. Sponsor understands and acknowledges that Acquiror, PubCo and the Company are entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor hereby affirms that the irrevocable proxy set forth in this Section 4.4 is given in connection with the execution of the Business Combination Agreement, and that such irrevocable power of attorney is given to secure the performance of the duties of Sponsor under this Agreement. Sponsor hereby further affirms that the irrevocable proxy is coupled with a proprietary interest and may under no circumstances be revoked. Sponsor hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS AMENDED) OF THE CAYMAN ISLANDS. The irrevocable proxy granted hereunder shall only terminate upon the termination of this Agreement.

4.5 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Business Combination Agreement, from the date hereof and until the Amalgamation Closing or, if earlier, termination of this Agreement, Sponsor shall not:

(a) directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or (ii) enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person;

(b) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares) with respect to any Subject Shares, or enter into any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations pursuant to this Agreement;

(c) take any action that would make any representation or warranty of Sponsor herein untrue or incorrect, or have the effect of preventing or disabling Sponsor from performing its obligations hereunder;

(d) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying Sponsor from performing any of its obligations hereunder; or

(e) publicly announce any intention to effect any such transaction specified in this sentence.

Any action attempted to be taken in violation of the preceding sentence will be null and void. Sponsor agrees with, and covenants to, Acquiror and the Company that Sponsor shall not request that Acquiror register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

4.6 No Redemption. Sponsor irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, Sponsor shall not elect to cause Acquiror to redeem any Subject Shares now or at any time legally or beneficially owned by Sponsor, or submit or surrender any of its Subject Shares for redemption, in connection with the transactions contemplated by the Business Combination Agreement or otherwise.

4.7 No Solicitation by Sponsor. From the date hereof until the Amalgamation Closing Date or, if earlier, the termination of the Business Combination Agreement in accordance with Article XII thereof, Sponsor shall not, and shall cause its Subsidiaries and direct its Representatives not to, directly or indirectly:

(a) solicit, initiate, or pursue any inquiry, indication of interest, proposal or offer relating to an Acquiror Acquisition Proposal;

(b) participate in or continue any discussions or negotiations with any third-party with respect to, or furnish or make available, any information concerning Acquiror to any third party relating to an Acquiror Acquisition Proposal, or provide to any third-party access to the businesses, properties, assets or personnel of Acquiror, in each case for the purpose of encouraging or facilitating an Acquiror Acquisition Proposal;

(c) enter into any binding understanding, binding arrangement, acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to an Acquiror Acquisition Proposal; or

(d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make, an Acquiror Acquisition Proposal.

From and after the date hereof, Sponsor shall, and shall instruct its officers and directors to, and Sponsor shall instruct and cause its Representatives, to, immediately cease and terminate all discussions and negotiations with any Persons (other than the Company and its Representatives) with respect to an Acquiror Acquisition Proposal.

5.	POST-CLOSING LOCK-UP ARRANGEMENT

5.1 Certain Definitions. As used in this Article 5, notwithstanding the other provisions of this Agreement, the following terms shall have the following meanings:

(a) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(b) “Applicable Period” shall be the period commencing on the Amalgamation Closing Date and ending on the earlier of:

(i) the date falling one year after the Amalgamation Closing Date;

(ii) the date on which PubCo completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Shares for cash, securities or other property following the Amalgamation Closing Date;

(iii) the date on which any of Epsilon Asia Holdings II Pte. Ltd, TPG Asia VI SF Pte. Ltd. and/or TPG Asia VI SPV GP LLC Transfers any Equity Security of PubCo or the date that any of their transferees (which received Equity Securities of PubCo pursuant to the last sentence of this Section 5.1(b)(iii)) Transfers any Equity Security of PubCo. Notwithstanding the foregoing, this Section 5.1(b)(iii) shall not be triggered by a Transfer by any of Epsilon Asia Holdings II Pte. Ltd, TPG Asia VI SF Pte. Ltd. and/or TPG Asia VI SPV GP LLC permitted under Section 4.5(a) of the Company Holders Support Agreement; or

(iv) the first date on which the last sale price of the PubCo Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Amalgamation Closing Date;

(c) “Lock-Up Securities” shall mean (i) any PubCo Shares, PubCo Merger Warrants or other equity securities of PubCo held by Sponsor (or which Sponsor is entitled to receive by virtue of the Transactions) immediately after the Amalgamation Closing and any PubCo Shares acquired in open market transactions after the Amalgamation Closing, (ii) any PubCo Shares received by Sponsor upon the exercise, conversion or settlement of options for PubCo Shares or warrants for PubCo Shares (including the PubCo Merger Warrants) or any securities convertible into or exercisable or exchangeable for PubCo Shares, in any such case, held by Sponsor immediately after the Merger Closing and (iii) any other equity security of PubCo issued or issuable to Sponsor with respect to any securities referenced in clauses (i) or (ii) above by way of a share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

(d) “Lock-Up Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, with respect to, any Lock-Up Security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Security, whether or not any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii); and

5.2 Lock-Up Restriction. Subject to the consummation of the Merger and the Amalgamation, Sponsor covenants and agrees that it shall not, during the Applicable Period, without the prior written consent of the board of directors of PubCo, effect, undertake, enter into or publicly announce any Lock-Up Transfer. For the avoidance of doubt, Sponsor shall retain all of its rights as a shareholder of PubCo with respect to the Lock-Up Securities during the Lock-Up Period, including, without limitation, the right to vote any Lock-Up Securities that are entitled to vote and the right to receive any dividends or distributions in respect of such Lock-Up Securities.

5.3 Authorization. Sponsor hereby authorizes PubCo during the Applicable Period to cause its transfer agent for the Lock-Up Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Lock-Up Securities for which Sponsor is the record holder, in each case, if and to the extent such transfer would constitute a Lock-Up Transfer in breach of this Agreement. PubCo agrees to instruct its transfer agent to remove any stop transfer restrictions on the share register and other records related to the Lock-Up Securities within 2 Business Days of a request by Sponsor following the expiration of the Applicable Period.

5.4 Legend. During the Applicable Period, each certificate evidencing any Lock-Up Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SPONSOR SUPPORT AND LOCK-UP AGREEMENT, DATED AS OF [    ], 2021, BY AND AMONG PROPERTYGURU GROUP LIMITED (“COMPANY”), THE HOLDER NAMED THEREIN AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

5.5 Lock-Up Exceptions. Section 5.2 shall not apply to:

(a) Lock-Up Transfers to a partnership, limited liability company or other entity of which Sponsor is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(b) Lock-Up Transfers of PubCo Shares acquired in open market transactions after the Merger Closing;

(c) the exercise of share options or warrants to purchase PubCo Shares (including PubCo Merger Warrants) and any related transfer of PubCo Shares to PubCo in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of any such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, it being understood that all PubCo Shares received upon such exercise, settlement, vesting or transfer will remain subject to the restrictions of this Section 5 during the Applicable Period;

(d) the entry, at any time after the Amalgamation Closing, into any trading plan providing for the sale of PubCo Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Shares during the Applicable Period and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period;

(e) Lock-Up Transfers in the event of completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of PubCo’s security holders having the right to exchange their PubCo Shares or PubCo Merger Warrants for cash, securities or other property;

(f) in the case of an entity, a Lock-Up Transfer (i) to another entity that is an affiliate of Sponsor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with Sponsor or affiliates of Sponsor or who shares a common investment advisor with the Sponsor or any of the foregoing or (ii) as part of a distribution to members, partners or shareholders of Sponsor;

(g) in the case of an entity, Lock-Up Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or

(h) Lock-Up Transfers to an individual who, as of the date of this Agreement, is a director, officer or advisor of Sponsor or its affiliates as part of such director’s or advisor’s remuneration for services provided to Sponsor; and

(i) Lock-Up Transfers made in connection with a forward purchase agreement or similar arrangement in existence prior to the date of this Agreement and the material terms of which have been disclosed to the Company or its counsel;

provided, however, that in the case of clauses (a), and clauses (f) through (i), these permitted transferees shall enter into a written agreement, in substantially the form of this Article 5, agreeing to be bound by these Lock-Up Transfer restrictions prior to such Lock-Up Transfer.

5.6 Waiver of Other Lock-Up Shareholders. Neither the Company nor PubCo shall amend or waive, terminate, modify or abrogate (“Change”) the lock-up restriction agreed with any of the Lock-Up Shareholders (as defined in the Company Holders Support Agreement) pursuant to Section 4 of the Company Holders Support Agreement, in each case, unless the Company and/or PubCo extends such Change to Sponsor, under the same terms and conditions (including, for the avoidance of doubt, the timing of any release from such lock-up restriction) and on a pro rata basis. The Company and/or PubCo shall provide at least 10 Business Day advance written notice to Sponsor of any such Change.

5.7 Termination of Existing Lock-Up Restriction. The parties hereto agree that the lock-up and transfer provisions in this Agreement shall supersede and replace Sponsor’s obligations in respect of lock-up and transfer provisions currently contained in the Sponsor Letter Agreement (as defined below) effective upon the Amalgamation Effective Time.

5.8 Effect of Article 5. If any Lock-Up Transfer is made or attempted contrary to the provisions of this Article 5, such purported Lock-Up Transfer shall be null and void ab initio.

6.	OTHER AGREEMENTS

6.1 Sponsor Affiliate Agreements.

(a) Each of Sponsor and Acquiror hereby agrees that from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary that certain letter agreement, dated January 25, 2021, by and among Sponsor and Acquiror (the “Sponsor Letter Agreement”), except as otherwise provided for under this Agreement or any Transaction Document.

(b) Each of Sponsor and Acquiror hereby agree that each agreement as of the Amalgamation Effective Time between Acquiror (or any of its Subsidiaries), on the one hand, and Sponsor or any of Sponsor’s Affiliates (other than Acquiror or any of Acquiror’s Subsidiaries), on the other hand, (but excluding any Transaction Document, the Sponsor Letter Agreement, and any agreements with respect to the indemnification of the SPAC’s directors and officers, advancement of expense or exculpation or contribution of the SPAC’s directors and officers, or relating to reimbursements for reasonable and necessary business expenses incurred prior to the Amalgamation Effective Time) (such agreements, together, the “Sponsor Affiliate Agreements”) will be terminated effective as of the Amalgamation Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of Acquiror or Sponsor, and on and from the Amalgamation Effective Time, neither Acquiror, Sponsor, nor any of their respective Affiliates or Subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Sponsor Affiliate Agreements and each of Acquiror and Sponsor (for and on behalf of its Affiliates and Subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the Amalgamation Effective Time. Notwithstanding the foregoing of this Section 6.1(b), Sponsor and Acquiror shall, and shall procure their Affiliates shall, perform their respective duties, liabilities or obligations under and in accordance with the terms of the Sponsor Affiliate Agreements prior to the Amalgamation Effective Time. Additionally, Sponsor agrees that the lock-up and transfer provisions in this Agreement shall supersede and replace its obligations in respect of lock-up and transfer provisions currently contained in the Sponsor Letter Agreement effective upon the Amalgamation Effective Time.

6.2 Sponsor Release. Sponsor, on its own behalf and on behalf of each of its Affiliates (other than Acquiror or any of Acquiror’s Subsidiaries) and each of its and their successors, assigns and executors (each, a “Sponsor Releasor”), effective as at the Amalgamation Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, PubCo, Acquiror, their respective Subsidiaries (if any) and its and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Releasee”), from (a) any and all obligations or duties the Company, PubCo, Acquiror or any of their respective Subsidiaries (if any) has prior to or as of the Amalgamation Effective Time to such Sponsor Releasor, or (b) all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Releasor has prior to or as of the Amalgamation Effective Time, against any Sponsor Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Amalgamation Effective Time (except in the event of fraud on the part of a Sponsor Releasee); provided, however, that nothing contained in this Section 6.2 shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Transaction Documents or Acquiror’s Governing Documents, including for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification, advancement of expense, exculpation or contribution, in any Sponsor Releasor’s capacity as an officer, director or employee of Acquiror, (iii) arising under any then-existing insurance policy of Acquiror or any of its Subsidiaries (if any), (iv) pursuant to a contract and/or Acquiror policy, relating to reimbursements for reasonable and necessary business expenses incurred prior to the Amalgamation Effective Time, or (v) for any claim for fraud.

6.3 Company Release. Each of the Company, PubCo, Acquiror and their respective Subsidiaries (if any) and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Amalgamation Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge Sponsor, its Affiliates (other than Acquiror and its Subsidiaries (if any)) and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (a) any and all obligations or duties such Company Releasee has prior to or as of the Amalgamation Effective Time to such Company Releasor, (b) all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Amalgamation Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 6.3 shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement or the Transaction Documents, or (ii) for any claim for fraud.

6.4 Termination. This Agreement shall terminate upon the earliest of (i) the Amalgamation Effective Time (provided, however, that upon such termination, Section 5 shall survive in accordance with its terms, and this Article 6 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

6.5 Further Assurances. Sponsor shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Acquiror, PubCo or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right under Acquiror’s Governing Documents which would materially, impede, disrupt, prevent or otherwise adversely affect the consummation of the Merger, the Amalgamation or any other Transaction. If Sponsor acquires record or beneficial ownership of any Subject Shares following the date of this Agreement (or becomes aware, following the date hereof, of its record or beneficial ownership of any Subject Shares as of the date hereof, which shares are not already set forth on Schedule A), Sponsor shall promptly notify PubCo, the Company and Acquiror, and Schedule A shall be updated to reflect Sponsor’s ownership of such additional Subject Shares.

6.6 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Acquiror, PubCo, or the Company in accordance with Section 13.3 of the Business Combination Agreement and to Sponsor at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

6.7 Miscellaneous. The provisions of Article XIII of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

PROPERTYGURU PTE. LTD.

By:	/s/ Hari Vembakkam Krishnan
	Name:	Hari Vembakkam Krishnan
	Title:	Chief Executive Officer and Managing Director

BRIDGETOWN 2 HOLDINGS LIMITED

By:	/s/ Daniel Wong
	Name:	Daniel Wong
	Title:	Director

PROPERTYGURU GROUP LIMITED

By:	/s/ Daniel Wong
	Name:	Daniel Wong
	Title:	Director

BRIDGETOWN 2 LLC

By:	/s/ Daniel Wong
	Name:	Daniel Wong
	Title:	Manager

SCHEDULE A

Name and Address of Sponsor	Total Acquiror Warrants Held	Total Acquiror Class B Ordinary Shares Held
Bridgetown 2 LLC	12,960,000	5,828,761

[Schedule A to Sponsor Support and Lock-Up Agreement and Deed]

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.